Exhibit 99.1

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Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Sven Jacobsen
T +49 171 28 79 127
sven.jacobsen@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com
www.freseniusmedicalcare.com

Fresenius Medical Care places bond with a volume of 500 million Euros

Bad Homburg (November 17, 2025) Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, today successfully placed a bond with a volume of €500 million. The bond maturing in November 2030 and a coupon of 3.250% was issued at a price of 99.619% resulting in a yield of 3.334%.

The proceeds will be used for general corporate purposes, including the refinancing of existing financial liabilities.

The bond was issued under Fresenius Medical Care’s Debt Issuance Program (DIP), and the company has applied to the Luxembourg Stock Exchange to admit the bond to trading on its regulated market.

The envisaged settlement date is November 24, 2025.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,628 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 294,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

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Disclaimer

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States of America (the “United States”) or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This announcement has been prepared on the basis that any offer of bonds in any Member State of the European Economic Area (each, a Member State) will only be made (i) pursuant to a prospectus prepared by Fresenius Medical Care AG  pursuant to Regulation (EU) 1129/2017 (as amended, the “Prospectus Regulation”), as supplemented, or (ii) pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. Fresenius Medical Care has not authorized, nor does it authorize, the making of any offer of securities in circumstances in which an obligation arises for Fresenius Medical Care or any other person to publish or supplement a prospectus for such offer.

This announcement is directed at and/or for distribution only to persons who (i) are outside the United Kingdom; (ii) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) are high net worth entities falling within article 49(2)(a) to (d) of the Order; or (iv) other persons to whom it may otherwise be lawfully communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement has been prepared on the basis that any offer of bonds in the United Kingdom will only be made pursuant to an exemption under Section 86 of the Financial Services and Markets Act 2000 from the requirement to publish a prospectus for offers of securities. Fresenius Medical Care has not authorized, nor does it authorize, the making of any offer of securities in circumstances in which an obligation arises for Fresenius Medical Care or any other person to publish or supplement a prospectus for such offer.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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